Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2021

CALGARY, AB, March 7, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the year ended December 31, 2021.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Fourth Quarter 2021 Results

  Q4 2021 fund flows from operations ("FFO")(1) was $322 million, an increase of 23% from the prior quarter. The increase was primarily due to higher commodity prices, in particular European natural gas which increased approximately 88% compared to the previous quarter.
  Cash flow from operating activities was $250 million in Q4 2021, after accounting for asset retirement obligations settled and changes in non-cash operating working capital.
  Net earnings increased to $345 million in Q4 2021, compared to a net loss of $147 million in the prior quarter. The improvement in net earnings was primarily due to higher FFO and lower unrealized hedging losses which is accounted for on a mark-to-market basis.
  Production in Q4 2021 averaged 84,417 boe/d(2), which was relatively consistent with the previous quarter. Cash flow used in investing activities totaled $135 million and included exploration and development ("E&D") capital expenditures of $146 million in the fourth quarter, resulting in $176 million of free cash flow ("FCF")(3) which was used primarily for debt reduction.
  Production from our International assets averaged 29,123 boe/d(2) in Q4 2021, an increase of 5% from the prior quarter primarily due to higher production in the Netherlands and Ireland.
  On November 29, 2021 we announced an agreement to consolidate an additional 36.5% working interest in our operated Corrib project in Ireland for total consideration of approximately $600 million, including the anticipated contingent payment. The acquisition is highly accretive and is expected to significantly enhance our free cash flow profile and ability to return capital to shareholders. With an effective date of January 1, 2022, all of the estimated FCF of $500 million in 2022 will accrue to Vermilion and be netted off the purchase at the time the deal closes, which we continue to anticipate during the second half of 2022.
  Our board of directors have approved a quarterly dividend in the amount of $0.06 per share, payable on April 18, 2022. This quarterly dividend represents less than 2% of our forecasted 2022 pro forma FFO which we estimate at approximately $2.3 billion with pro forma FCF of approximately $1.9 billion and pro forma year-end 2022 net debt to FFO ratio of 0.2 times based on forward commodity prices(4).

Year-end 2021 Results

  For the full year 2021, we generated $920 million of FFO and $545 million of FCF in 2021, representing a year-over-year increase of 83% and 304%, respectively. The increase was primarily due to stronger commodity prices.
  Cash flow from operating activities was $834 million in 2021, after accounting for asset retirement obligations settled and changes in non-cash operating working capital.
  We reduced long-term debt by $282 million and net debt(5) by $365 million in 2021 and exited the year with a net debt to trailing funds flow ratio of 1.8 times(6), less than half of what it was at the start of the year.
  We reported net earnings of $1.1 billion in 2021, compared to a $1.5 billion net loss in 2020. Our 2021 net earnings benefited from stronger commodity prices and the reversal of asset impairment charges from prior years due to the recovery in commodity prices.
  We delivered average annual production of 85,408 boe/d(2) in 2021 which was at the top end of our upwardly revised guidance range of 84,500 to 85,500 boe/d. Cash flow used in investing activities totaled $470 million and included E&D capital expenditures of $375 million which was in line with our company guidance.
  Total proved plus probable reserves increased 3% from the prior year to 481 mmboe(7). The increase is primarily due to strategic acquisitions and positive economic revisions resulting from stronger commodity prices. Including acquisitions, we replaced 146% of production on a proved plus probable basis and increased our total proved plus probable reserve life index to 15.4 years.
  Proved plus probable ("2P") finding, development and acquisition ("FD&A") costs, including changes in future development costs ("FDC") were $10.91/boe. Our FD&A costs combined with our top decile operating netbacks drove strong recycle ratios, resulting in a 2021 2P FD&A Operating Recycle Ratio of 4.1 times.
  Vermilion maintained our industry-leading ESG performance based on rankings by third party ratings agencies in 2021, ranking at the top of our peer group in the S&P Global 2021 Corporate Sustainability Assessment ("CSA"). We were also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global's Upstream Oil & Gas and Integrated category).
(1)	Historical Fund flows from operations (FFO) and proforma FFO are total of segments measures/forward looking measures comparable to cash flows from operating activities that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(3)	Free cash flow (FCF) and proforma FCF are non-GAAP financial measures/forward looking non-GAAP financial measures comparable to cash flows from operating activities and is comprised of FFO(1) less drilling and development and evaluation and exploration expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(4)	2022 full year average reference prices as at March 2, 2022: Brent US$99.68/bbl; WTI US$93.06/bbl; LSB = WTI less US$4.22/bbl; TTF $58.44/mmbtu; NBP $57.47/mmbtu; AECO $4.72/mmbtu; CAD/USD 1.27; CAD/EUR 1.42 and CAD/AUD 0.92.
(5)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (see below). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(6)	Net debt to trailing FFO is a non-GAAP ratio and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference, refer to the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of the 2021 fourth quarter Management's Discussion and Analysis available on SEDAR at www.sedar.com.
(7)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 11, 2022 with an effective date of December 31, 2021 (the "2021 GLJ Reserves Report").
(8)	Adjusted working capital is a non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, capital measure disclosed above. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

($M except as indicated)	Q4 2021	Q3 2021	Q4 2020	2021	2020
Financial
Petroleum and natural gas sales	765,915	538,530	316,198	2,079,761	1,119,545
Cash flows from operating activities	250,352	211,548	135,102	834,453	500,152
Fund flows from operations	322,173	262,696	135,212	919,862	502,065
Fund flows from operations ($/basic share) (1)	1.99	1.62	0.85	5.71	3.18
Fund flows from operations ($/diluted share) (1)	1.93	1.59	0.85	5.58	3.18
Net earnings (loss)	344,588	(147,130)	(57,707)	1,148,696	(1,517,427)
Net (loss) earnings ($/basic share)	2.12	(0.91)	(0.36)	7.13	(9.61)
Cash flows used in investing activities	134,873	162,930	50,618	469,700	401,434
Capital expenditures (2)	145,807	66,450	59,894	374,796	367,202
Acquisitions	23,633	94,420	4,821	130,965	25,810
Asset retirement obligations settled	13,039	5,142	7,271	28,525	14,278
Cash dividends ($/share)	—	—	—	—	0.575
Dividends declared	—	—	—	—	90,067
% of fund flows from operations (3)	—%	—%	—%	—%	18%
Payout (4)	158,846	71,592	67,165	403,321	463,270
% of fund flows from operations	49%	27%	50%	44%	92%
Free Cash Flow	176,366	196,246	75,318	545,066	134,863
Long-term debt	1,651,569	1,760,342	1,933,848	1,651,569	1,933,848
Net debt (7)	1,644,786	1,778,052	2,009,325	1,644,786	2,009,325
Net debt to four quarter trailing fund flows from operations	1.79	2.43	4.00	1.79	4.00
Operational
Production (8)
Crude oil and condensate (bbls/d)	36,264	38,777	40,555	38,143	43,421
NGLs (bbls/d)	8,461	8,068	8,627	8,325	8,937
Natural gas (mmcf/d)	238.16	226.73	232.00	233.64	256.99
Total (boe/d)	84,417	84,633	87,848	85,408	95,190
Average realized prices
Crude oil and condensate ($/bbl)	96.88	87.05	55.31	83.78	50.53
NGLs ($/bbl)	47.27	35.55	19.20	34.44	13.06
Natural gas ($/mcf)	17.89	9.20	4.13	9.53	2.77
Production mix (% of production)
% priced with reference to WTI	38%	39%	40%	38%	40%
% priced with reference to Dated Brent	16%	18%	17%	17%	16%
% priced with reference to AECO	28%	28%	27%	29%	28%
% priced with reference to TTF and NBP	18%	15%	16%	16%	16%
Netbacks ($/boe)
Operating netback (5)	48.07	36.17	19.67	34.06	17.58
Fund flows from operations ($/boe) (6)	40.73	33.27	16.50	29.54	14.32
Operating expenses	14.24	13.21	13.00	13.27	11.89
General and administration expenses	2.20	1.56	2.27	1.70	1.73
Average reference prices
WTI (US $/bbl)	77.19	70.56	42.66	67.92	39.40
Dated Brent (US $/bbl)	79.73	73.47	44.23	70.73	41.67
AECO ($/mcf)	4.66	3.60	2.64	3.62	2.23
TTF ($/mcf)	38.86	20.65	6.63	19.86	4.18
Share information ('000s)
Shares outstanding - basic	162,261	161,985	158,724	162,261	158,724
Shares outstanding - diluted (1)	168,746	169,012	165,396	168,746	165,396
Weighted average shares outstanding - basic	162,247	161,957	158,561	161,172	157,908
Weighted average shares outstanding - diluted (1)	166,519	164,991	158,561	164,765	157,908

(1)	Fund flows from operations per share (basic and diluted) are non-GAAP ratios and are not a standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers, it is calculated using FFO (total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. Information in this document is included by reference, for more information refer to the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of the 2021 fourth quarter Management's Discussion and Analysis available on SEDAR at www.sedar.com.
(2)	Capital expenditures is a non-GAAP financial measure that is the measure is the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(3)	Dividends % FFO is a non-GAAP ratio that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(4)	Payout and payout % FFO are a non-GAAP financial measure and non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to Net Dividends and is comprised of net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(5)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(6)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. Information in this document is included by reference, for further information refer to the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of the 2021 fourth quarter Management's Discussion and Analysis available on SEDAR at www.sedar.com.
(7)	Prior period comparatives have been revised. Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).
(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

2021 was transformational for Vermilion Energy. We entered 2021 with an over-leveraged balance sheet at four times net debt to trailing funds flow, and our number one financial priority of net debt reduction was reemphasized. With this goal in focus, we announced a modest capital budget aimed at preserving liquidity, maximizing free cash flow and reducing debt while positioning the Company for long-term success. With the help of a strong commodity pricing environment and our disciplined approach to allocating capital, we not only achieved our objectives but were able to do so at an accelerated pace. We reduced our net debt by $365 million in 2021 and exited the year with a net debt to trailing funds flow ratio of 1.8 times, less than half of what it was at the start of the year. In addition to accelerating debt reduction, in 2021 we also announced an inventory consolidation deal in the United States and a high return, low risk European gas acquisition to consolidate our operated natural gas asset in Ireland which will significantly enhance our free cash flow profile and ability to return capital to investors. Lastly, we completed our leadership transition in 2021 including the internal promotion of several key individuals and the appointment of Dion Hatcher as President, effective January 1, 2022. With this new leadership team in place, and a much stronger balance sheet, Vermilion is in a position to move forward with its long-term strategy of creating value for our shareholders. To this end, we are reinstating a quarterly dividend in Q1 2022 and expect to increase the return of capital to our shareholders over time as further debt targets are achieved.

During the final quarter of the year, we delivered strong financial and operating results while continuing to reduce debt. All of the global commodity benchmarks that we have exposure to increased in the fourth quarter as supply and demand fundamentals strengthened. European natural gas prices were exceptionally strong, increasing approximately 88% compared to the previous quarter. The TTF benchmark averaged approximately $39/mmbtu during the fourth quarter and reached close to $80/mmbtu towards the end of December 2021 due to colder weather, supply constraints and geopolitical tension in the region. Our internationally diversified portfolio provides exposure to global commodity prices which continues to be a key strategic advantage for Vermilion. As a result of the strong commodity prices and strong operational results that delivered stable production of 84,417 boe/d(1), we generated record FFO of $322 million in Q4 2021, representing a 23% increase over the prior quarter and a 138% increase over Q4 2020. We invested $146 million in E&D capital expenditures during the fourth quarter 2021, resulting in $176 million of FCF, the majority of which was used to reduce debt. Cash flow from operating activities was $250 million in Q4 2021, after accounting for asset retirement obligations settled and changes in non-cash operating working capital. Our net earnings increased to $345 million in Q4 2021, representing a $492 million increase compared to the prior quarter net loss of $147 million. The increase was primarily due to higher FFO and lower unrealized hedging losses which is accounted for on a mark to market basis.

For the full year 2021, we delivered average annual production of 85,408 boe/d(1) which was at the top end of our upwardly revised guidance range of 84,500 to 85,500 boe/d. We generated $920 million of FFO and $545 million of FCF in 2021, representing a year-over-year increase of 83% and 304%, respectively. Cash flow from operating activities was $834 million in 2021 and net earnings was $1.1 billion which benefited from the reversal of asset impairment charges from prior years due to the recovery in commodity prices.

Following the announcement in November 2021 of our agreement to consolidate an incremental 36.5% interest in Corrib, the price for European gas has increased significantly. Including the deal contingent hedges put in place shortly after the deal was announced, we now forecast 2022 FCF from the acquired Corrib interest of approximately $500 million, which represents over 80% of the estimated purchase price, including the anticipated contingent payment. The increase in European natural gas prices combined with the deal contingent hedges, now implies an anticipated payback period of less than two years and an IRR in excess of 50%, compared to 41% at the time of announcement. This acquisition serves as another example of the unique high IRR acquisition opportunities we have access to in Europe, owing to our long and successful operating history in the region. We will continue to seek value adding acquisitions within our core areas in Europe and throughout our global portfolio. We have recently received competition clearance for the Corrib acquisition from the Competition and Consumer Protection Commission in Ireland while we continue to advance all other requisite approvals. With an effective date of January 1, 2022, all interim FCF generated from the acquired interest in Corrib is being accrued to Vermilion and will be netted off the purchase price at the time the deal closes, which we continue to anticipate during the second half of 2022.

On March 4, 2022 our board of directors approved a quarterly dividend in the amount of $0.06 per share, payable on April 18, 2022. This quarterly dividend represents less than 2% of our forecasted 2022 pro forma FFO which we estimate at approximately $2.3 billion with pro forma FCF of approximately $1.9 billion and pro forma year-end 2022 net debt to FFO ratio of 0.2 times based on forward commodity prices. We are off to a strong start in 2022 and we will continue to prioritize debt reduction until we achieve our next target level of $1.2 billion of net debt. Based on recent strip forward commodity prices we expect to reach this targeted debt level in the second half of 2022. During 2022 we will continue to evaluate the return of capital to our shareholders which may include an increase to our quarterly dividend, share buybacks, a special dividend, or any combination thereof. We believe this is truly an exciting time for Vermilion and our shareholders, and we look forward to providing updates as the year progresses.

Q4 2021 Operations Review

North America

Production from our North American operations averaged 55,295 boe/d(1) in Q4 2021, a decrease of 3% from the prior quarter primarily due to natural decline and unplanned downtime. This impact was partially offset by new production from our southeast Saskatchewan drilling program in Canada. During the fourth quarter 2021, we drilled seven (7.0 net) light oil wells in southeast Saskatchewan and brought on production seven (7.0 net) wells. In west-central Alberta, we commenced our condensate-rich Mannville natural gas drilling program where we drilled 14 (11.5 net) wells and completed nine (8.96 net) wells. By executing the majority of this program in Q4 2021, ahead of the busy winter drilling season, we were able to secure our preferred service providers and reduce overall costs, resulting in approximately $85,000 savings per well. The wells were brought on production in early 2022.

No drilling or completion activity occurred in the United States during the fourth quarter 2021. Similar to our program in 2021, we plan to move an experienced drilling crew from our Alberta winter program down to Wyoming in Q2 2022 to complete the six (5.9 net) well Turner drilling program which will include three (2.9 net) two-mile lateral wells which are significantly more economic than one-mile laterals. In addition, one (0.3 net) two-mile non-operated Turner well is planned for Q4 2022.

International

Production from our International assets averaged 29,123 boe/d(1) in Q4 2021, an increase of 5% from the prior quarter primarily due to higher production in the Netherlands and Ireland. The Netherlands operations benefited from strong performance from the recently drilled Nijega well and successful optimization work on several other wells. Ireland operations benefited from the absence of planned maintenance activities. Elsewhere in Europe, we commenced drilling on our 2022 three-well program in Germany and completed a small European gas acquisition to further consolidate our interest in the region. No drilling or completion activity occurred in France during the quarter, however we have offset the majority of natural declines through our ongoing workover campaign. In Croatia we received approval for the spatial plan on the SA-10 gas plant where we continue to advance design work and regulatory work in preparation for the 2023 tie-in of the two standing gas wells that were drilled in 2019 and tested at 15 mmcf/d and 17 mmcf/d, respectively.

The higher production from our European assets was partially offset by a planned turnaround in Australia which was successfully completed during the quarter. Detailed engineering work and planning for the two well Australia program continued, with drilling expected to commence in Q2 2022.

2021 Reserve Report

Our 2021 total proved plus probable reserves increased 3% from the prior year to 481 mmboe(2). The increase is primarily due to strategic acquisitions and positive economic revisions resulting from stronger commodity prices. Including acquisitions, we replaced 146% of production on a proved plus probable basis and increased our total proved plus probable reserve life index to 15.4 years. Over the past twelve years we have consistently maintained proved and proved plus probable reserve life indexes at approximately eight and 13 years, respectively. This consistency shows how we effectively manage our inventory and acquisition strategy to optimize our reserve life to maximize shareholder value. Acquisitions are a key part of our business, and our internationally diversified asset base is a strategic advantage as it provides us with access to value adding acquisition opportunities around the world. Including acquisitions, we added total proved plus probable reserves in 2021 at an FD&A cost (including future development costs) of $10.91/boe, bringing our 3-year average total proved plus probable FD&A cost (including future development costs) down to $13.82/boe, compared to $15.37/boe from the prior three year average. Our low FD&A costs combined with our top decile operating netbacks drive strong recycle ratios, resulting in a 2021 total proved plus probable FD&A Operating Recycle Ratio of 4.1 times and a 3-year average total proved plus probable FD&A Operating Recycle Ratio of 2.1 times.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2021 Annual Information Form for the year ending December 31, 2021 ("2021 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	125,753	8,663	89,101	223,518	134,262	357,780
International	62,262	7,403	8,908	78,574	44,653	123,227
Vermilion	188,016	16,066	98,009	302,092	178,915	481,007

The following table summarizes the finding and development costs and associated operating recycle ratios by reserve category for the three-year period ending December 31, 2021:

	2021			3-Year Average
	PDP	1P	2P	PDP	1P	2P
Finding and Development Costs, including FDC (F&D) ($/boe) (3)	$9.32	$12.41	$11.99	$12.97	$13.47	$14.95
Finding, Development and Acquisition Costs, including FDC (FD&A) ($/boe) (3)	$10.66	$12.64	$10.91	$13.43	$13.71	$13.82

F&D Operating Recycle Ratio * (4)	4.8	3.6	3.8	2.3	2.6	2.0
FD&A Operating Recycle Ratio * (4)	4.2	3.6	4.1	2.2	2.6	2.1

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2021 Annual Information Form for detailed information by country and product type.

1P (mboe)	North America	International	Vermilion
December 31, 2020	209,182	76,081	285,263
Discoveries	-	-	-
Extensions & improved recovery	7,679	36	7,716
Technical revisions	4,322	1,675	5,996
Acquisitions	11,168	7,236	18,404
Dispositions	(71)	-	(71)
Economic factors	11,951	3,968	15,919
Production	(20,753)	(10,421)	(31,174)
December 31, 2021	223,478	78,574	302,052

2P (mboe)	North America	International	Vermilion
December 31, 2020	346,152	120,450	466,601
Discoveries	-	-	-
Extensions & improved recovery	13,844	141	13,985
Technical revisions	(5,416)	(2,756)	(8,172)
Acquisitions	14,188	10,510	24,699
Dispositions	(397)	-	(397)
Economic factors	10,162	5,303	15,465
Production	(20,753)	(10,421)	(31,174)
December 31, 2021	357,780	123,227	481,007

Additional information about our 2021 GLJ Reserves Report can be found in our 2021 Annual Information Form on our website at www.vermilionenergy.com and on SEDAR at www.sedar.com.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of March 1, 2022 we have 36% of our expected net-of-royalty production hedged for the full year of 2022. With respect to individual commodity products, we have hedged 56% of our European natural gas production, 30% of our oil production, and 30% of our North American natural gas volumes for the full year of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:
https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

Vermilion maintained our industry-leading ESG performance based on rankings by third party ratings agencies in 2021, ranking at the top of our peer group in the S&P Global 2021 Corporate Sustainability Assessment ("CSA"). We were also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global's Upstream Oil & Gas and Integrated category). For more information about our sustainability strategy and performance see our Sustainability Report which can be found on our Sustainability micro-site using the following link: http://sustainability.vermilionenergy.com.

Board of Directors

Lorenzo Donadeo has confirmed his plan to retire from the role of Executive Chairman of Vermilion's Board of Directors, effective September 1, 2022. Lorenzo was a co-founder of Vermilion in 1994 and has been a dedicated member of the senior leadership and board of directors for the last 28 years. He retired as Chief Executive Officer in 2016 and became Chairman of the Board at that time. In May, 2020 he returned as Executive Chairman to facilitate an orderly senior management transition and to strengthen the Company's balance sheet.

Stated Lorenzo Donadeo, "I am pleased with what we have accomplished in the last 2 years. We have developed a thoughtful and effective succession plan in naming Dion Hatcher as President and combined with our strong senior leadership team, positions Vermilion well for continued strong performance. In addition, we significantly strengthened the balance sheet and have entered into an agreement to strategically acquire additional premium priced European gas production at an attractive  purchase price.  Vermilion is currently generating record levels of free cash flow that will allow us to provide strong returns to our shareholders over the next several years".

Larry Macdonald will not be standing for re-election to Vermilion's Board after over 20 years of dedicated service to Vermilion. He will continue as a board member until Vermilion's 2022 Annual General Meeting. Mr. Macdonald has been instrumental in Vermilion's long-term success with a focus on long term value creation and a strong commitment to providing a safe work environment for all of Vermilion's employees and contractors. Most recently in his role of Lead Director, Mr. Macdonald provided independent thought and best practices to ensure decisions were made in consideration of the interests of all stakeholders. We would like to thank Mr. Macdonald for his strong leadership and valuable contributions to Vermilion's long-term success and wish him the best in his retirement.

As part of our planned board succession, Mr. Bob Michaleski will be appointed Lead Director effective May 12, 2020 and will assume the role of independent Chairman on Mr. Donadeo's departure, effective September 1, 2022. Mr. Michaleski has 41 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina's transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America's leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion, when he retired in 2013. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a director of Pembina from 2000 to 2020. He is currently a director of Coril Holdings Ltd. (since 2003) and also a director of Essential Energy Services Ltd. (since 2013). His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.

Mr. Michaleski stated, "I look forward to serving as Lead Director and eventually Board Chair at Vermilion. Vermilion has delivered exceptional value to its shareholders over the last 28 years, providing $3.8 billion, or $40.20 per share of dividends since 2003. I have a great deal of confidence in the senior leadership team and board of directors, and I am fully aligned and committed to Vermilion's corporate culture and strategic direction established under Lorenzo's leadership."

Mr. Donadeo stated, "Bob knows Vermilion well and I am confident that he will provide high quality board leadership that will represent the interests of all stakeholders."

Vermilion's Executive Committee structure will continue and will fill the role of Chief Executive Officer. It will be led by Dion Hatcher, Vermilion's President. Additional members include, Lars Glemser, Vice President & Chief Financial Officer, Darcy Kerwin, Vice President, International & HSE, Bryce Kremnica, Vice President, North America, Gerard Schut, Vice President, European Operations and Jenson Tan, Vice President, Business Development. The Executive Committee structure has been successfully utilized by Vermilion to review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team.

(Signed "Lorenzo Donadeo")	(Signed "Dion Hatcher")

Lorenzo Donadeo	Dion Hatcher
Executive Chairman	President
March 4, 2022	March 4, 2022

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(2)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 11, 2022 with an effective date of December 31, 2021 (the "2021 GLJ Reserves Report").
(3)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.
(4)	Operating Recycle Ratio is a non-GAAP ratio that is calculated by dividing the Operating Netback (non-GAAP measure) by the cost of adding reserves (F&D cost). More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

Non-GAAP Financial Measures and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures or other specified measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Free cash flow: Free cash flow (FCF) represents a non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of funds flows from operations less drilling and development and exploration and evaluation expenditures. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

2022+ FFO and FCF: Forward looking non-GAAP measures, the equivalent historical non-GAAP measure FFO and FCF has been disclosed above.

($M)	Q4 2021	Q4 2020	2021	2020
Cash flows from operating activities	250,352	135,102	834,453	500,152
Changes in non-cash operating working capital	58,782	(7,161)	56,884	(12,365)
Asset retirement obligations settled	13,039	7,271	28,525	14,278
Fund flows from operations	322,173	135,212	919,862	502,065
Drilling and development	(119,002)	(52,903)	(339,390)	(352,481)
Exploration and evaluation	(26,805)	(6,991)	(35,406)	(14,721)
Free cash flow	176,366	75,318	545,066	134,863

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q4 2021	Q4 2020	2021	2020
Drilling and development	(119,002)	(52,903)	(339,390)	(352,481)
Exploration and evaluation	(26,805)	(6,991)	(35,406)	(14,721)
Capital expenditures	(145,807)	(59,894)	(374,796)	(367,202)

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Dec 31, 2021	Dec 31, 2020 (revised)
Long-term debt	1,651,569	1,933,848
Adjusted working capital deficiency	9,284	35,258
Unrealized FX on swapped USD borrowings	(16,067)	40,219
Net debt	1,644,786	2,009,325

Ratio of net debt to four quarter trailing fund flows from operations	1.79	4.00

Adjusted working capital: Represents a non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	Twelve Months Ended
($M)	Dec 31, 2021	Dec 31, 2020
Current assets	(472,845)	(260,993)
Current derivative asset	19,321	16,924
Current liabilities	746,813	433,128
Current lease liability	(15,032)	(22,882)
Current derivative liability	(268,973)	(130,919)
Adjusted working capital deficiency	9,284	35,258

Net dividends: A non-GAAP measure most directly comparable to declared dividends. We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Payout: A non-GAAP Financial Measure most directly comparable to net dividends and is comprised of net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, the measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio).

Dividends % FFO: A non-GAAP ratio and is calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders.

($M)	Q4 2021	Q4 2020	2021	2020
Dividends declared	—	—	—	90,067
Shares issued for the Dividend Reinvestment Plan	—	—	—	(8,277)
Net dividends	—	—	—	81,790
% of fund flows from operations	—%	—%	—%	18%
Drilling and development	119,002	52,903	339,390	352,481
Exploration and evaluation	26,805	6,991	35,406	14,721
Asset retirement obligations settled	13,039	7,271	28,525	14,278
Payout	158,846	67,165	403,321	463,270
% of fund flows from operations	49%	50%	44%	92%

Operating netback: Is a non-GAAP ratio most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A non-GAAP ratio and is calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback (non-GAAP measure) by the cost of adding reserves (F&D cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the year ended December 31, 2021 and 2020, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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CNW 06:00e 07-MAR-22